EXHIBIT 99.1

News Release

For Immediate Release	Date: April 23, 2025
25-10-TR

Teck Reports Unaudited First Quarter Results for 2025

Strong quarterly EBITDA and resilient balance sheet

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited first quarter results for 2025.

"Our profitability improved significantly in the first quarter compared to a year ago as a result of higher commodity prices and copper sales volumes, and we continue to return significant cash to shareholders," said Jonathan Price, President and CEO. "We remain committed to our strategy of balancing value-accretive growth with returns to shareholders, and our strong balance sheet and commercial strategy provide us with resilience and the ability to continue to create value amidst market uncertainty."

Highlights

•	Adjusted EBITDA[1] of $927 million in Q1 2025 more than doubled compared to the same period last year, primarily driven by higher copper and zinc prices, and increased sales volumes of copper and zinc in concentrate. Our profit from continuing operations before taxes was $450 million in Q1 2025.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $303 million, or $0.60 per share, in Q1 2025. Our profit from continuing operations attributable to shareholders was $370 million.
•	From January 1 through April 23, 2025, we returned $505 million to shareholders through share buybacks, and in total, have completed $1.75 billion of our authorized share buyback program of $3.25 billion.
•	Our strong balance sheet provides resilience to market uncertainty, with liquidity as at April 23, 2025 of $10.0 billion, including $5.8 billion of cash. We ended the quarter in a net cash[1] position of $764 million.
•	QB successfully achieved the completion testing requirements under the US$2.5 billion project finance facility, another milestone for QB that further confirms the robustness of the design, construction and operational performance of the asset as we advance ramp-up to consistent full production.
•	Copper production increased by 7% to 106,100 tonnes in Q1 2025 with steady performance across our established operations. QB produced 42,300 tonnes as production was impacted by an extended shutdown in January, a national power outage in Chile, and challenging weather, which reduced material movement needed to complete planned tailings lifts, ultimately reducing asset utilization.
•	Our copper business generated gross profit before depreciation and amortization[1] of $704 million in the first quarter, up 90% from a year ago, driven by higher copper prices and an increase in sales volumes of 11% to 106,200 tonnes. Gross profit from our copper business was $343 million in the first quarter.
•	Our zinc business generated gross profit before depreciation and amortization[1] of $225 million in the first quarter, up 79% from a year ago, supported by a 16% increase in zinc prices, strong sales volumes at Red Dog, and improved profitability at Trail. Sales volumes from Red Dog were 90,800 tonnes, higher than our previously disclosed guidance range. Gross profit from our zinc business was $193 million in the first quarter.
•	QB's third labour union ratified a new three-year collective bargaining agreement in early April, completing all labour negotiations for QB's workforce. Labour agreements are now in place through 2028 across our QB operation.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q1 2025

Financial Metrics (CAD$ in millions, except per share data)	Q1 2025	Q1 2024
Revenue	$2,290	$1,619
Gross profit	$536	$169
Gross profit before depreciation and amortization[1]	$929	$497
Profit (loss) from continuing operations before taxes	$450	$(235)
Adjusted EBITDA[1]	$927	$409
Profit (loss) from continuing operations attributable to shareholders	$370	$(125)
Adjusted profit (loss) from continuing operations attributable to shareholders[1]	$303	$(6)
Basic earnings (loss) per share from continuing operations	$0.74	$(0.24)
Diluted earnings (loss) per share from continuing operations	$0.73	$(0.24)
Adjusted basic earnings (loss) per share from continuing operations[1]	$0.60	$(0.01)
Adjusted diluted earnings (loss) per share from continuing operations[1]	$0.60	$(0.01)

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

QB Ramp-Up

•	QB ramp-up continued in the quarter with production of 42,300 tonnes. Production during the quarter was impacted by the 18-day shutdown in January to conduct maintenance and reliability work, and complete additional tailings lifts as part of the development of the Tailings Management Facility (TMF), as previously disclosed. Production was also negatively impacted by a nationwide power outage in Chile at the end of February, which resulted in the site being without power causing several days of unplanned downtime.

•	In the first quarter, challenging weather impacted the material movement needed to complete the planned tailings lifts, ultimately reducing asset utilization and production. TMF development was also impacted by challenges with sand deposition in the first quarter of 2025 due to sand drainage times being longer than expected. This has resulted in a delay in completing the required tailings lifts associated with the development of the TMF. As a result, we expect to extend planned maintenance shutdowns in the second and third quarters to advance TMF development.

•	Despite factors impacting asset utilization at QB, outlined above, and excluding the extended shut-down in the quarter, the average daily plant throughput increased in the first quarter of 2025 compared to the fourth quarter of 2024, demonstrating continued improvement in operational stability. Higher levels of transition ore material were mined in the first quarter, leading to lower recoveries, consistent with our previously disclosed guidance. Higher grade ore mined in March increased the average grade in the first quarter. We continue to estimate average grades of approximately 0.60% for 2025, and grade variability is expected over the mine life.

•	The overall performance of QB continues to improve, as indicated by the average daily throughput rates, and recoveries and grades are in line with our expectations. Further validating the capability of the operations to operate at design levels and generate strong cash flow, we achieved the QB project financing completion testing requirements, which included a series of independently verified operational and technical tests. With this milestone now reached, Teck and the other sponsor guarantees of the project finance facility have been released.

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•	We continue to expect to be within our previously disclosed 2025 annual copper and molybdenum production guidance ranges for QB of between 230,000 and 270,000 tonnes and between 3,000 and 4,500 tonnes, respectively, albeit at the lower end of the ranges as a result of the maintenance shutdowns, noted above. Our previously disclosed 2025 annual net cash unit cost[1] guidance for QB of US$1.80 –$2.15 per pound is unchanged, although we expect to be at the higher end of the range.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Value-Driven Growth

•	In Q1, we continued to make progress in advancing our copper growth strategy, reinforcing our commitment to long-term value creation through a balanced approach of growth investments and shareholder returns. Our focus remains on advancing our near-term projects – Highland Valley Copper Mine Life Extension (HVC MLE), Zafranal, where we received the permit for Advanced Works in early April, and San Nicolás - for potential sanction decisions in 2025, and advancing optimization of QB, with a strong focus on identifying near-term opportunities for debottlenecking within the current asset base.

•	Our disciplined capital allocation framework and project sanction requirements address short term uncertainty in commodity pricing and enable prudent deployment of capital. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

Safety and Sustainability Leadership

•	Our High-Potential Incident (HPI) Frequency rate remained low at 0.05, reflecting strong safety performance in the first quarter of 2025.

•	On March 21, 2025, we released our 24th annual Sustainability Report, outlining Teck’s 2024 environmental and social performance and continued commitment to responsible development.

Guidance

There has been no change to our previously disclosed guidance. Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 25–28 of Teck’s first quarter results for 2025 at the link below.

2025 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	490 – 565
Zinc (000’s tonnes)	525 – 575
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q2 2025
Red Dog zinc in concentrate sales (000’s tonnes)	25 – 35
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.65 – 1.95
Zinc net cash unit costs (US$/lb.)[1]	0.45 – 0.55

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Click here to view Teck’s full first quarter results for 2025.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2025 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on April 24, 2025. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

REFERENCE

Emma Chapman, Vice President, Investor Relations: +44 207.509.6576

Dale Steeves, Director, External Communications: +1 236.987.7405

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USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit (loss) from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings (loss) per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings (loss) per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

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Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

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Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit (Loss) from Continuing Operations Attributable to Shareholders

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$370	$(125)
Add (deduct) on an after-tax basis:
QB variable consideration to IMSA and Codelco	(50)	10
Environmental costs	6	(11)
Share-based compensation	10	25
Commodity derivatives	(20)	2
Foreign exchange losses	—	22
Tax items	(28)	44
Other	15	27
Adjusted profit (loss) from continuing operations attributable to shareholders	$303	$(6)
Basic earnings (loss) per share from continuing operations	$0.74	$(0.24)
Diluted earnings (loss) per share from continuing operations	$0.73	$(0.24)
Adjusted basic earnings (loss) per share from continuing operations	$0.60	$(0.01)
Adjusted diluted earnings (loss) per share from continuing operations	$0.60	$(0.01)

Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings (Loss) per share from Continuing Operations

	Three months ended March 31,
(Per share amounts)	2025	2024

Basic earnings (loss) per share from continuing operations	$0.74	$(0.24)
Add (deduct):
QB variable consideration to IMSA and Codelco	(0.10)	0.02
Environmental costs	0.01	(0.02)
Share-based compensation	0.02	0.05
Commodity derivatives	(0.04)	—
Foreign exchange losses	—	0.04
Tax items	(0.06)	0.08
Other	0.03	0.06
Adjusted basic earnings (loss) per share from continuing operations	$0.60	$(0.01)

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Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings (Loss) per share from Continuing Operations

	Three months ended March 31,
(Per share amounts)	2025	2024

Diluted earnings (loss) per share from continuing operations	$0.73	$(0.24)
Add (deduct):
QB variable consideration to IMSA and Codelco	(0.10)	0.02
Environmental costs	0.01	(0.02)
Share-based compensation	0.02	0.05
Commodity derivatives	(0.04)	—
Foreign exchange losses	—	0.04
Tax items	(0.05)	0.08
Other	0.03	0.06
Adjusted diluted earnings (loss) per share from continuing operations	$0.60	$(0.01)

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Profit (loss) from continuing operations before taxes	$450	$(235)
Finance expense net of finance income	129	196
Depreciation and amortization	412	345
EBITDA	991	306

Add (deduct):
QB variable consideration to IMSA and Codelco	(84)	20
Environmental costs	9	(22)
Share-based compensation	12	33
Commodity derivatives	(28)	2
Foreign exchange (gains) losses	(1)	18
Other	28	52
Adjusted EBITDA	$927	$409

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Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Gross profit	$536	$169
Depreciation and amortization	393	328
Gross profit before depreciation and amortization	$929	$497

Reported as:
Copper
Quebrada Blanca	$176	$66
Highland Valley Copper	190	112
Antamina	233	197
Carmen de Andacollo	104	(4)
Other	1	—
	704	371

Zinc
Trail Operations	80	25
Red Dog	139	108
Other	6	(7)
	225	126
Gross profit before depreciation and amortization	$929	$497

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to execute our copper growth strategy in a value accretive manner; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of TMF development and installation of remaining permanent tailings infrastructure at our QB operations; the continued ramp-up to consistent full production and future optimization and debottlenecking of our QB operations; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB debottlenecking, the HVC MLE, San Nicolás, and Zafranal projects, as applicable; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects, including with respect to the dispute resolution processes underway related to HVC MLE; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; expectations regarding our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the ERP system; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized production stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to complete TMF development work in a timely manner; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our

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costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., a contractor of Teck and a Qualified Person as defined under National Instrument 43-101.

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